O’Melveny & Myers LLP	T: +1 212 326-2000	File Number: 0008334-11
1301 Avenue of the Americas	F: +1 212 326-2061
New York, NY 10019	omm.com

VIA EDGAR

August 6, 2024

Frank Knapp

Jennifer Monick

Catherine De Lorenzo

Isabel Rivera

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc.
Response to the Staff’s Comments on Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-39995

Dear Mr. Knapp, Ms. Monick, Ms. De Lorenzo and Ms. Rivera:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 24, 2024 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K.

Austin   ●   Century City   ●   Dallas   ●   Houston   ●   Los Angeles   ●   Newport Beach   ●   New York   ●   San Francisco   ●   Silicon Valley   ●   Washington, DC

Beijing   ●   Brussels   ●   Hong Kong   ●   London   ●   Seoul   ●   Shanghai   ●   Singapore   ●   Tokyo

Form 10-K for Fiscal Year Ended December 31, 2023

General

1.	Please provide a detailed legal analysis addressing the following considerations under the Investment Company Act of 1940 (the “Investment Company Act”). For each item, where applicable, please provide your analysis (i) as of the most recent fiscal quarter end; and (ii) based on the company’s expectations (a) immediately following the contribution of assets, liabilities, and business related to the spin-off of SUNS, and (b) following the completion of the spin-off on a going-forward basis.

●	Please provide a detailed legal analysis regarding whether the company (and its subsidiaries) meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. Please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each factor.

Response: Under Section 3(a)(1)(A) of the Investment Company Act, the term “investment company” includes any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

The Company respectfully submits that while it may be an “investment company” under Section 3(a)(1)(A) of the Investment Company Act, it (i) has conducted, as of the Company’s most recent fiscal quarter end, (ii) intends to conduct, based on the Company’s expectations (a) immediately following the contribution of assets, liabilities, and business related to the spin-off of SUNS, and (b) following the completion of the spin-off and, (iii) intends to conduct, on a going-forward basis, its operations so that the Company will be exempt from the provisions of the Investment Company Act. The Company intends to conduct its operations so it (and its subsidiaries) will be exempt from the provisions of the Investment Company Act pursuant to the exclusion contained in Section 3(c)(5)(C) thereunder which generally excludes from the definition of “investment company” any entity that is primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This was intended to exclude issuers that were primarily engaged in the mortgage banking and real estate businesses and that did not resemble, or were not considered to be, issuers that were in the investment company business (together, “Real Estate Finance Business”).2 As such, the Company does not intend to rely on the Tonopah Factors to determine that it is not an “investment company.”

The SEC has acknowledged that the Real Estate Finance Business has substantially evolved since the enactment of the Investment Company Act, including with the creation and use of new debt financing techniques and mortgage-related products, and an issuer that is engaged in the Real Estate Finance Business might hold assets, acquired in the course of engaging in the operation of its business, that are not the assets specified in Section 3(c)(5)(C) of the Investment Company Act. To address such substantial evolution, the SEC has applied a holistic approach to analyzing whether a real estate company structure, as a complete enterprise, is engaged in a Real Estate Finance Business, and has, in limited circumstances, avoided an analysis that looks solely at an issuer’s assets as dispositive of its primary business.3

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947).
[2]	See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018) (citing H.R. Rep. No. 2639, 76th Cong., 3d Sess. 12 (1940); H.R. Rep. No. 1382, 91st Cong., 2d Sess. 17 (1970). See also SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 328 (1966); Exclusion from the Definition of Investment Company for Certain Structured Financings, Investment Company Act Release No. 18736 (May 29, 1992) at text following n.5).
[3]	See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018).

To date, there is minimal guidance available as to when a more holistic analysis should be applied, and, as such, the Company intends to run its operations so that it will qualify for the Section 3(c)(5)(C) exclusion as opposed to relying on the Tonopah Factors.

The exclusion in Section 3(c)(5)(C) may be available to an issuer if: (1) at least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”) and the remaining 45% of its assets consist primarily of real estate-type interests (“Real Estate-Type Interests”); (2) at least 80% of its total assets consist of Qualifying Interests and Real Estate-Type Interests; and (3) no more than 20% of its total assets consist of assets that have no relationship to real estate (“Miscellaneous Assets”).4 As discussed below, the Company meets the above thresholds and intends to continue to meet the above thresholds to rely on Section 3(c)(5)(C) immediately following AFC Gamma’s contribution of assets, liabilities and business related to the Spin-Off of SUNS, following the completion of the Spin-Off of SUNS, and on a going-forward basis, unless it is determined that another exemption would apply.

●	Please provide a detailed legal analysis regarding whether the company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. Please include all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

Response: A person will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an available exception or exemption, it (i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

As indicated above, to date, there is minimal guidance available as to when a more holistic analysis should be applied with respect to (i) above, and, as such, the Company intends to run its operations so that it will qualify for the Section 3(c)(5)(C) exclusion as opposed to relying on the Tonopah Factors.

With respect to (ii) above, the term “investment security” is broadly defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or 3(c)(7) of the Investment Company Act].”

The Company respectfully submits that its assets may be “investment securities” and at the most recent quarter end it may be an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. As such, it intends to conduct its operations so that the Company will be exempt from the provisions of the Investment Company Act. Presently, the Company intends to conduct its operations pursuant to the exclusion contained in Section 3(c)(5)(C) under the Investment Company Act, which, as noted above, generally excludes from the definition of “investment company” any entity that is primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This was intended to exclude issuers that were primarily engaged in the Real Estate Finance Business.5 As such, the Company generally does not make a determination on an asset-by-asset basis which of its assets are “investment securities.”

[4]	See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018); See also, e.g., Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).
[5]	See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018) (citing H.R. Rep. No. 2639, 76th Cong., 3d Sess. 12 (1940); H.R. Rep. No. 1382, 91st Cong., 2d Sess. 17 (1970). See also SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 328 (1966); Exclusion from the Definition of Investment Company for Certain Structured Financings, Investment Company Act Release No. 18736 (May 29, 1992) at text following n.5).

●	Notwithstanding the generality of the foregoing comments, to the extent the company and its subsidiaries intend to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act, please identify and provide a detailed legal analysis of Commission statements or other applicable precedent to support your determination that the company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate for purposes of Section 3(c)(5)(C) of the Investment Company Act. In particular, as part of your analysis and consistent with the framework discussed in Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Release No. 29778 (August 31, 2011), please explain how the company (and its subsidiaries) intend to treat each category of assets that it holds, or proposes to hold, as “qualifying interests,” “real estate-type interests,” or “miscellaneous investments.” Please provide comprehensive, detailed support on a category-by-category basis, including citations to any relevant Commission statements, or other applicable precedent.

Response: The Company (i) is not engaged, or proposing to engage, in the business of issuing “redeemable securities,” “face-amount certificates” of the “installment type” or “periodic payment plan certificates,” as each such term is defined in the Investment Company Act, and (ii) has not been engaged in such business nor does it have any such securities or certificates outstanding.

As noted above, the SEC has taken the position that the exclusion in Section 3(c)(5)(C) may be available to an issuer if: (1) at least 55% of its assets consist of Qualifying Interests and the remaining 45% of its assets consist primarily of Real Estate-Type Interests; (2) at least 80% of its total assets consist of Qualifying Interests and Real Estate-Type Interests; and (3) no more than 20% of its total assets consist of Miscellaneous Assets.6

Qualifying Interests

Absent additional guidance from the SEC, as more specifically indicated below, the Company expects to treat the following assets as Qualifying Interests: (i) real estate assets; (ii) mortgage loans fully secured by real estate; (iii) participations in mortgage loans fully secured by real estate with the attributes described in the Capital Trust, Inc., SEC Staff No-Action Letter dated February 3, 2009; and (iv) “Tier I” mezzanine loans meeting the criteria set forth in the Capital Trust, Inc., SEC Staff No-Action Letter dated May 24, 2007.

Whole Loans

The Company intends to treat its (or its subsidiary’s) investments in whole mortgage loans that are fully secured by real property as a Qualifying Interest when those investments are consistent with the Staff’s guidance.7 The Staff has indicated that it would regard as Qualifying Interests for purposes of Section 3(c)(5)(C) a fee interest in real estate, a whole mortgage loan that is fully secured by real property, and whole pool agency certificates.

[6]	See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018); See also, e.g., Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).
[7]	See also Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).

B-Notes

The Company intends to treat its investment in B-notes, if any, as Qualifying Interests when those investments are consistent with the Staff’s guidance in the Capital Trust, Inc. 2009 no-action letter.8 Specifically, the Company intends to treat such investments as Qualifying Interests when it (or its subsidiary) bears the risk of first loss on the underlying commercial mortgage loan and has the following control rights relating to its investment under the terms of the governing participation agreement:

1.	right to appoint operating advisor: the operating advisor is that entity that represents the Company (or one of its subsidiaries), as B-note holders, in the servicing of the related mortgage loan and under the terms of the related participation agreement has the right to:

a.	terminate and replace the operating advisor/servicer;

b.	approve certain requests of the borrower on such commercial mortgage loan on a pre-default basis;

c.	approve and direct the operating adviser/servicer once the loan is in default, including any proposed foreclosure or workout of such loan; and

d.	receive written notice of all reasonably requested information in connection with the foregoing approvals and with respect to the exercise of the Company (or its subsidiary) of its rights as the B-note holder;

2.	cure rights: the right to cure monetary and non-monetary defaults of the senior participation; and

3.	purchase rights: the right to purchase the A-note at par plus accrued interest if the loan becomes a defaulted loan.

The Company believes that in the foregoing circumstances, because it (or its subsidiary) bears the risk of first loss on the underlying commercial loan and have the foregoing control rights, the B-note is a Qualifying Interest. Although the B-note is a participation in a commercial mortgage loan, the Company believes that it is the functional equivalent of owning the entire underlying commercial mortgage loan in a manner analogous to the Staff’s treatment of Tier I mezzanine loans (described below).9

Tier I Mezzanine Loans

The Company intends to treat its (or its subsidiary’s) investments in Tier 1 Mezzanine Loans as Qualifying Interests when:

1.	the mezzanine loan is a subordinated loan made specifically and exclusively for the financing of real estate;

2.	the mezzanine loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

3.	the Company (or its subsidiary), as the lender, exercises ongoing control rights over the management of the underlying property;

[8]	See, Capital Trust, Inc., SEC No-Action Letter (pub. avail. Feb. 3, 2009).
[9]	See, Capital Trust, Inc., SEC No-Action Letter (pub. avail. May 24, 2007), and see also, The Federal Home Loan Mortgage Corp., note 9, Northwestern Ohio Building & Construction Trades Foundation and Baton Rouge Building and Construction Industry Foundation, note 8.

4.	the Company (or its subsidiary), as the lender, has the right to readily cure default or purchase the mortgage loan in the event of a default on the mortgage loan;

5.	the true measure of the collateral securing the mezzanine loan is the property being financed and any incident assets related to the ownership of the property; and

6.	the Company (or its subsidiary), as the lender, has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.[10]

Real Estate-Type INTERESTS

The Company intends to treat loans with loan-to-value ratios in excess of 100% to be Real Estate-Type Interests if the real estate securing the loan has an appraised value between 55% and 100% of the fair market value of the loan amount on the date of acquisition.11

Miscellaneous Assets

Given that the statutory exclusion from the definition of investment company provided by Section 3(c)(5)(C) does not have an extensive legislative history and has been addressed in staff no-action letters on a case-by-case basis, to the extent that mezzanine loans, participation interests (including A-notes and B-notes) and whole loans do not meet the criteria to be treated as Qualifying Interests (as indicated above), the Company intends to treat such assets as Miscellaneous Assets, until such time, if any, that the SEC provides additional guidance that such assets may be treated as Qualifying Interests or Real Estate-Type Interests, as applicable. In addition, the Company intends to treat assets unrelated to real estate as Miscellaneous Assets.

* * *

[10]	See Capital Trust, Inc., note 14 (pub. avail. May 24, 2007).
[11]	See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).

If you have any questions, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee

cc:

Brandon Hetzel, Chief Financial Officer, AFC Gamma, Inc.

C. Brophy Christensen, Partner, O’Melveny & Myers LLP